UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **The Tidal Group, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5501 Mid Cities Parkway, Suite 100

(No. and Street)

Schertz   **TX**   **78154**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lee Novikoff   **210-659-1446**   **Lee@tidalgp.com**

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie and Company

(Name – if individual, state last, first, and middle name)

1785 West 2320 South   **Salt Lake City**   **Utah**   **84119**

(Address)   (City)   (State)   (Zip Code)

10/20/2003   **457**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lee Novikoff, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The Tidal Group, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]
Notary Public

KIM L. QUIRIE
NOTARY PUBLIC
ID# 8219965
State of Texas
Comm. Exp. 08-01-2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

The Tidal Group, Inc.

Report of Independent Registered Public Accounting Firm
and Financial Statements and Supplemental Information
December 31, 2024
Filed Pursuant to Rule 17a-5(e)(3) as a Public Document

The Tidal Group, Inc.
Table of Contents



Haynie & Company

Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119

 801-972-4800

 801-972-8941

www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of The Tidal Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Tidal Group, Inc. as of December 31, 2024, the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of The Tidal Group, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of The Tidal Group, Inc.'s management. Our responsibility is to express an opinion on The Tidal Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to The Tidal Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I - Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II and III - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of The Tidal Group, Inc.'s financial statements. The supplemental information is the responsibility of The Tidal Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R.

§240.17a-5. In our opinion, the supplemental information contained in Schedule I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
February 20, 2025

We have served as The Tidal Group, Inc.'s auditor since 2018.

The Tidal Group, Inc.
Statement of Financial Condition
December 31, 2024

Assets

Cash and cash equivalents	$	747,445
Prepaid expenses		39,910
Federal income tax receivable		8,326
Deferred tax asset		120,818
Property and equipment, at cost, less accumulated depreciation of $7,796		-
Other		150
Total assets	$	916,649

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses	$	419
State franchise tax payable		15,511
Profit sharing plan payable		184,929
Total liabilities		200,859

Stockholder's Equity

Common stock, no par value; 1,000,000 shares authorized, 156,000 shares issued and outstanding		31,200
Retained earnings		684,590
Total stockholder's equity		715,790
Total liabilities and stockholder's equity	$	916,649

The Tidal Group, Inc.
Statement of Operations
Year Ended December 31, 2024

Revenues	
Fee income	$ 7,559,903
Total revenues	7,559,903
Expenses	
Salaries, commissions and benefits	7,244,595
Sales Meetings	92,984
Licenses and fees	62,821
Professional fees	42,580
Insurance	1,140
Miscellaneous	5,106
Total expenses	7,449,226
Net Income Before Income Tax Provision	110,677
Income Tax Provision	
Current - federal	4,006
Current - state	15,511
Deferred - federal	16,026
Total tax provision	35,543
Net Income	$ 75,134

The Tidal Group, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2024

	Common Stock Shares	Common Stock Amount	Retained Earnings	Total
Balance at December 31, 2023	156,000	$ 31,200	$ 609,456	$ 640,656
Net Income	-	-	75,134	75,134
Balance at December 31, 2024	156,000	$ 31,200	$ 684,590	$ 715,790

The Tidal Group, Inc.
Statement of Cash Flows
Year Ended December 31, 2024

Cash Flows From Operating Activities		
Net income	$	75,134
Adjustments to reconcile net income to net cash provided		
by operating activities:		
Change in deferred income taxes		16,026
(Increase) decrease in assets:		
Prepaid expenses		6,468
Federal income tax receivable		4,006
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		48
State franchise tax payable		4,228
Profit sharing plan payable		30,774
Net cash provided by operating activities		136,684
Cash Flows From Investing Activities		
Net cash provided by investing activities		-
Cash Flows From Financing Activities		
Net cash provided by financing activities		-
Increase in Cash and Cash Equivalents		136,684
Cash and Cash Equivalents, Beginning of Year		610,761
Cash and Cash Equivalents, End of Year	$	747,445

Supplemental disclosures of cash flow information:

Cash paid during the year for:

Federal Income Taxes	$	468
State income taxes	$	11,283
Interest	$	-

See Notes to Financial Statements and Report of Independent Registered Public Accounting Firm

The Tidal Group, Inc.
Notes to Financial Statements
December 31, 2024

Note 1: Significant Accounting Policies

General

The Tidal Group, Inc. (Company), was formed for the purpose of selling direct participation oil and gas programs for drilling companies in Texas. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). During 2024, the Company only sold programs sponsored by Tidal Petroleum, Inc., a company owned in part by the 100 percent stockholder of the Company.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Segment Reporting

The Company is engaged in a single line of business selling direct participation oil and gas programs in Texas sponsored by Tidal Petroleum, Inc., a related party (see Note 6). The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and allocate resources accordingly. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends.

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. Since there is only one segment, significant revenues and expenses of the segment are the same as shown in the Statement of Operations. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers*. Revenue is recognized according to a five-step model: (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

In a contingent offering, the Company recognizes its share of the proceeds from the participation program units sold at the time that sufficient units have been sold to allow the escrow agent to release the funds held in escrow. The contingency needed to release escrow funds is defined in the offering memorandum for each program. Subsequent sales, along with sales in offers not having a contingency, are recognized when an investor is accepted into the program and the funds are available. Additional cash calls for completion and other costs are recognized when the funds are received by the sponsor, Tidal Petroleum, Inc.

The recognition and measurement of revenue is based on the assessment of specific programs and significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time.

7

The Tidal Group, Inc.
Notes to Financial Statements
December 31, 2024

Customer Security Transactions

The Company does not retain customer funds or securities and is exempt from the provisions of the Customer Protection Rule (Rule 15c3-3).

Commission Expense

Commissions due the individual brokers under their agreements are recorded when an investor is accepted into the program and the investor funds have cleared the bank.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash and cash equivalents to include cash on hand, demand deposits and certificates of deposit or other highly liquid investments with original maturities of three months or less.

Property and Equipment

Property and equipment consist entirely of software costs and are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over expected useful lives of three to five years. Normal repair and maintenance items are expensed as incurred.

Fair Value of Financial Instruments

FASB ASC 825-10, *Disclosures about Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. FASB ASC 825-10 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The fair value of financial instruments classified as cash and cash equivalents, prepaid expenses, accounts payable and accrued expenses approximate carrying value, principally because of the short maturity of those items.

Income Taxes

The Company utilizes the asset and liability method to account for income taxes. The objective of this method is to establish deferred tax assets and liabilities for the temporary differences between net income for financial reporting basis and tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible, when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Accordingly, actual results could differ from those estimates.

Recently Adopted Accounting Pronouncements

Beginning in 2024, we adopted Accounting Standards Update (ASU) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures that was issued by the Financial Accounting Standards Board (FASB). This new standard requires an enhanced disclosure of significant segment expenses.

Note 2: Prepaid Expenses

Prepaid expenses at December 31, 2024 consist of $39,910 of 2025 FINRA membership fees.

Note 3: Income Taxes

Income taxes are provided at statutory rates for the tax effects of transactions reported in the financial statements and consist of taxes currently due and for deferred taxes which relate to timing differences for operating losses that are available to offset future taxable income.

The guidance on uncertainty in income taxes addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2024. The Company is no longer subject to income tax examinations by tax authorities for years before 2021 for U.S. Federal income taxes and 2020 for State income taxes.

Income tax expense consists of the following:

Federal	$ 4,006
State	15,511
Deferred tax expense	16,026
Total income tax expense	$ 35,543

The actual tax expense differs from the "expected" tax expense computed by applying the U.S. corporate rate of 21 percent as follows:

Computed "expected" federal tax expense	$ 23,242
State franchise tax expense	15,511
Permanent differences	47
Impact of state income tax deductibility	(3,257)
Total income tax expense	$ 35,543

Using the applicable combined federal tax rate of 21%, the deferred tax assets are as follows:

Deferred tax assets:	Amount	Rate	Tax
Net operating loss carryforward	$ 575,328	21%	$ 120,818
Net deferred tax assets			$ 120,818

On December 31, 2024, the Company had net operating loss carryforwards totaling $575,328 that may be offset against future taxable income. If not used, the carryforwards will continue indefinitely.

The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. The Company recognized no amounts of interest and paid no penalties for the year ended December 31, 2024.

Note 4: Commitments and Contingencies

The Company has no knowledge of any violations or any suspected violations of any laws or regulations that would result in a future commitment or create a basis for accruing or disclosing a loss contingency in the financial statements under GAAP during the year ended December 31, 2024.

Note 5: Employee Benefit Plan

The Company established a 401(k) retirement plan in 2018. Eligible employees of the Company may participate in the plan and make voluntary contributions pursuant to a salary reduction agreement. Employees who have completed one year of service with a minimum of 1,000 hours of service worked are eligible. The Company makes an annual safe harbor contribution of 3% of eligible wages and has the option to make additional profit sharing contributions up to the maximum allowed by IRS regulations. During 2024, total contributions to the plan were $308,096, of which $184,929 was accrued as of December 31, 2024.

The Tidal Group, Inc.
Notes to Financial Statements
December 31, 2024

Note 6:   Related Party Transactions

As discussed in Note 1, the Company derives all of its income from the sale of direct participation of oil and gas programs sponsored by Tidal Petroleum, Inc. Pursuant to this agreement, the Company receives commissions equal to 15 percent of the total cost of the program units sold by brokers of the Company. Additionally, Tidal Petroleum, Inc. pays the majority of all operating expenses including rent, office supplies and utilities, which amounted to approximately $728,740 for the year ended December 31, 2024. During 2024, Tidal Petroleum, Inc. reimbursed administrative costs totaling $1,601. This reimbursement is included as a reduction to salaries, commissions, benefits, and other administrative costs.

Note 7:   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the alternative method, permitted by paragraph 15c3-1(a)(2) of the rule, which requires that the Company maintain minimum net capital, as defined, of not less than $5,000. The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than $5,000. At December 31, 2024, the Company had net capital, as defined, of $546,586 which was $533,195 in excess of its required net capital, which is the greater of $5,000 or 6-2/3 percent of its aggregate indebtedness.

Note 8:   Risk Management

The Company's transactions involve varying kinds of risk. The Company monitors its exposure to risk on a regular basis.

Credit Risk

The Company's exposure to credit risk is associated with nonperformance by customers to purchase participation program units. Should customers fail to perform, the Company may not achieve its program defined contingency limits.

Market Risk

Oil and gas prices may influence customers' desire to invest in participation program units. The Company's revenue is directly susceptible to market risk from those oil and gas price fluctuations.

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process, and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributed to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms throughout the organization. In addition, the Company periodically monitors its technological needs and makes changes as deemed appropriate.

Concentration of Credit Risk

The Company maintains its cash balances at high credit quality financial institutions. At various times throughout the year ended December 31, 2024, the Company had cash on deposit with financial institutions in excess of federal depository insurance limits. The Company has not experienced and does not anticipate any credit losses on these deposits.

Note 9:   Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

From time to time, the Company has been party to claims from investors who are unhappy with the returns on their investments. These claims are resolved in the normal course of business and are not expected to have a negative impact on the Company's operations.

Note 10:   Subordinated Liabilities

The Company had no subordinated liabilities during the year ended December 31, 2024. Therefore, a statement of changes in liabilities subordinated to claims of general creditors has not been presented.

Note 11:   Subsequent Events

Management has evaluated subsequent events through February 20, 2025, the date which the financial statements were available to be issued, and has determined there are no additional subsequent events to be reported.

Supplementary Schedules

The Tidal Group, Inc.
Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2024

Total Stockholder's Equity From Statement of Financial Condition	$	715,790
Deduct Stockholder's Equity Not Allowable for Net Capital		-
Total Shareholder's Equity Qualified for Net Capital Add		715,790
Liabilities subordinated to the claims of general		
creditors allowable in computation of net capital		-
Other allowable credits, deferred taxes		-
Total capital and allowable subordinated liabilities		715,790
Deductions and/or Charges		
Total non-allowable assets from statement of financial condition		169,204
Net Capital	$	546,586

Computation of Basic Net Capital Requirement:

Minimum net capital required (6-2/3 percent of aggregate indebtedness)	$	13,391
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above amounts)	$	13,391
Excess net capital	$	533,195
Excess net capital (net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement)	$	526,500
Total aggregate indebtedness	$	200,859
Ratio of aggregate indebtedness to net capital		.367 to 1

There are no material differences in the amounts presented above and the amounts included in the Company's unaudited FOCUS Report as of December 31, 2024.

The Tidal Group, Inc.
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2024

None; the Company is a non-covered Firm, thereby exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of Footnote 74 of the Securities and Exchange Commission Release #34-70073.

The Tidal Group, Inc.
Exemption Report
Required under 17a-5(d)(4)
December 31, 2024
Filed Pursuant to Rule 17a-5(e)(3) as a Public Document



Haynie & Company

Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119

801-972-4800

801-972-8941

www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of The Tidal Group, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) The Tidal Group, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Tidal Group, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Tidal Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
February 20, 2025

The Tidal Group, Inc.
Exemption Report
Required under 17a-5(d)(4)
December 31, 2024

The Tidal Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). The Company is a non-covered Firm, thereby exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of Footnote 74 of the Securities and Exchange Commission Release #34-70073. The Company limits its business activities to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

During the year ended December 31, 2024 the firm:

1. did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4;

2. did not carry accounts of or for customers; and

3. did not carry PAB accounts (as defined in Rule 15c3-3).

I, Lee Novikoff, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____

Lee Novikoff, President